                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                                    FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                                Commission File Number 1-4146-1

(Check One):
[X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR

For Period Ended:   10/31/04
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing  in this  form shall  be construed  to  imply that  the  Commission has verified any information contained herein.

If  the  notification  relates  to a  portion  of  the  filing  checked  above, identify  the  Item(s) to which the notification  relates:

NOT APPLICABLE

PART I -- REGISTRANT INFORMATION

NAVISTAR FINANCIAL CORPORATION
Full Name of Registrant

NOT APPLICABLE
Former Name if Applicable

2850 WEST GOLF ROAD
Address of Principal Executive Office (Street and Number)

ROLLING MEADOWS, ILLINOIS      60008
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the  subject  report  could  not be filed  without  unreasonable  effort  or expense  and the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate)

      (a) The  reasons  described  in  reasonable  detail  in Part III of this form could not be eliminated without  unreasonable effort or  expense;
[X]   (b) The subject annual report,  semi-annual report, transition report on
        Form 10-K,  Form 20-F,11-K or Form N-SAR, or portion  thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
        10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
        has been attached if applicable.

PART III -- NARRATIVE
State  below in  reasonable  detail the reasons  why Forms  10-K,  20-F,  11-K,
10-Q,  N-SAR,  or the  transition  report portion  thereof,  could not be filed within the prescribed time period.

On  December  4,  2004,   the   authorized   officers  of  Navistar   Financial
Corporation  concluded a  re-interpretation  of securitization  accounting that will  change  certain  aspects  of the  financial  statements  associated  with
Navistar Financial's retail note securitization program.

The  Corporation  obtains  financing  through  the sale of finance  receivables whereby the Corporation  retains a subordinated  position in the sale (retained interest  assets).  Previously,  the  Corporation  had  recognized  income from
those  retained  interest  assets  as  cash  was  received,   not  taking  into
consideration  any  potential  changes to future income as a result of business and market  conditions.  The  anticipated  changes in accounting will recognize income on an  effective  yield basis.  In addition,  the changes will value the retained  interest  assets in its  securitizations  at fair value and will take into effect current business and market conditions.

The  expected  impact of these  changes on the periods  will be to increase the fair  value  of the  Corporation's  retained  interest  assets  and the  income associated with these assets.  The  Corporation is making other  adjustments in these periods,  which do not materially  affect the results for any restatement period.  The  anticipated  changes  discussed  do not affect the  Corporation's historical or ongoing cash flows.

The final  assessment  is subject to completion  of the  Corporation's  current review and the completion by its independent  registered public  accountants of their audit and review.

These changes will bring the Corporation's  accounting  practices in accordance with  generally  accepted  accounting  principals  under  Emerging  Issues Task
Force  ("EITF")  99-20,  Recognition  of  Interest  Income  and  Impairment  on
Purchased and Retained  Beneficial  Interests in Securitized  Financial  Assets
and other relevant securitization accounting pronouncements.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

     Paul Martin                       (847)                734-4128
___________________________        ____________        ____________________
         (Name)                     (Area Code)        (Telephone Number)

(2) Have all other periodic  reports  required under Section 13 or 15(d) of the
Securities  Exchange  Act of 1934 or Section 30 of the  Investment  Company Act
of 1940  during the  preceding  12 months or for such  shorter  period that the registrant  was required to file such  report(s)  been filed?  If answer is no,
identify report(s).    [X] Yes [ ] No

(3) Is it  anticipated  that any  significant  change in results of  operations from the  corresponding  period for the last fiscal year will be  reflected  by the  earnings  statements  to be  included  in the  subject  report or  portion
thereof?   [X] Yes [ ] No

If so, attach an explanation of the anticipated  change,  both  narratively and quantitatively,  and,  if  appropriate,  state  the  reasons  why a  reasonable estimate of the results cannot be made.

The  Corporation  continues to analyze the  application  of certain  accounting standards  relating to the  securitization  of assets as described above.  This analysis has taken longer than the  Corporation  initially  anticipated  and it cannot complete the preparation of the required financial  information  without unreasonable effort or expense.

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This  Notification  of Late  Filing  on Form  12b-25  contains  forward-looking statements  within the meaning of Section 27A of the  Securities  Act,  Section
21E of the Exchange Act, and the Private  Securities  Litigation  Reform Act of
1995.  Such  forward-looking  statements  include  information  relating to the possible  restatement of the  Corporation's  historical  financial  statements.
These  forward-looking  statements  often  include  words  such  as  "believe,"
"expect,"  "anticipate,"  "intend," "plan," "estimate" or similar  expressions.
These  statements  are not  guarantees  of  performance  or  results  and  they involve risks,  uncertainties  and  assumption,  including the risk of possible changes in the scope and nature of the  ongoing  analysis or the time period in
which  such   analysis  may  be  complete.   Although  we  believe  that  these
forward-looking  statements  are  based on  reasonable  assumptions,  there are many  factors  that could  affect our  actual  financial  results or results of operations  and could cause actual results to differ  materially  from those in the forward-looking statements.

                        NAVISTAR FINANCIAL CORPORATION
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 14, 2005        By: /s/PAUL MARTIN
                                     Paul Martin
                                     Vice President and Controller
                                    (Principal Accounting Officer)